UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. )

Eurosite Power Inc.
(Name of Issuer)

Common Stock, par value $.001 per share
(Title of Class of Securities)

29881X100
(CUSIP Number)

John N. Hatsopoulos
c/o Bonnie Brown, CFO
Eurosite Power Inc.
45 First Avenue
Waltham, MA 02451
(781) 522-6000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 4, 2016
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 5 Pages)
_________________________

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 29881X100	Schedule 13D	2

1	NAME OF REPORTING PERSON John N. Hatsopoulos
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 6,052,756 shares of common stock[1]
	8	SHARED VOTING POWER 909,796 shares of common stock [2]
	9	SOLE DISPOSITIVE POWER 6,052,756 shares of common stock[1]
	10	SHARED DISPOSITIVE POWER 909,796 shares of common stock[2]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,962,552 shares; 8.97%
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.9%
14	TYPE OF REPORTING PERSON (See Instructions) IN

1.
6,052,756 shares of common stock that is sole voting power includes the following: (1) 5,714,756 shares of common stock directly held by John N. Hatsopoulos; (2) 94,000 shares of common stock held by Pat Limited, a company incorporated in the Commonwealth of The Bahamas controlled by John N. Hatsopoulos; (3) warrants to purchase 144,000 shares within 60 days of May 4, 2016; and (4) options to purchase 100,000 shares of common stock exercisable within 60 days of May 4, 2016

2.
909,796 shares of common stock that is shared voting power includes the following: (1) 80,398 shares of common stock held jointly by John N. Hatsopoulos and his wife, Patricia L. Hatsopoulos; (2)  79,398 shares owned by Mr. Hatsopoulos’s spouse; and (3) 750,000 shares of common stock held by The John N. Hatsopoulos Family Trust 2011 for the benefit of: (a) Patricia L. Hatsopoulos, (b) Alexander J. Hatsopoulos, and (c) Nia Marie Hatsopoulos, for which Mr. John N. Hatsopoulos and Mrs. Patricia L. Hatsopoulos are the co-trustees.

CUSIP No. 29881X100	Schedule 13D	3

This initial statement on Schedule 13D is being filed with the Securities and Exchange Commission (the “SEC”) by John Hatsopoulos, (the "Reporting Person") with respect to the common stock, par value $0.001 per share (the “Common Stock”), of EuroSite Power Inc., a company incorporated under the laws of Delaware (the "Issuer"). The Reporting Person has not previously filed a 13D with respect to these securities.

ITEM 1. SECURITY AND ISSUER.

The class of securities to which this statement on Schedule 13D relates is the Common Stock of the Issuer. The principal executive office of the Issuer is 45 First Avenue, Waltham, MA 02451.

ITEM 2. IDENTITY AND BACKGROUND.

(a) This statement is being filed by John N. Hatsopoulos.

(b) Mr. Hatsopoulos business address is c/o Eurosite Power Inc., 45 First Avenue, Waltham, MA 02451.

(c) Mr. Hatsopoulos is Co-CEO of American DG Energy Inc., ("American DG") and Tecogen Inc., ("Tecogen") both Delaware companies with principal executive offices at 45 First Avenue, Waltham, MA 02451. Mr. Hatsopoulos is also Chairman of the Board of Directors of the Issuer.

(d) The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) The Reporting Person has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(e) The Reporting Person is a citizen of the United States of America.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The shares of Common Stock to which this Schedule 13D relates were acquired pursuant a convertible note exchange agreement between Mr. Hatsopoulos and American DG dated May 4, 2016. Mr. Hatsopoulos exchanged a 6% convertible notes issued by American DG in the net amount of $2,184,000, due 2018, for 3,789,261 shares of the Common Stock of the Issuer owned by American DG at a price per share of $0.575.

ITEM 4. PURPOSE OF TRANSACTION.

The shares were not acquired by the Reporting Person for any particular purpose, but rather for general investment purposes. The Reporting Person currently does not have any plans or proposals which relate to or would result in any of the transactions or circumstances set forth in the instructions to this Item 4 except as set forth immediately below:
The Reporting Person intends to review his investments in the Issuer on a regular basis. Depending on various factors, including, without limitation, price levels of shares of the Common Stock, other investment opportunities available to the Reporting Person, market conditions and general economic and industry conditions, the Reporting Person may take such actions with respect to his investment in the Issuer as he deems appropriate, including, without limitation, purchasing additional shares of the Issuer’s Common Stock or other financial instruments related to the Issuer or its Common Stock or selling some or all of Issuer’s Common Stock held by him.
ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

(a) As of the date hereof, the Reporting Person may be deemed to be the beneficial owner of 6,962,552 shares of Common Stock, constituting 8.97% of the Common Stock, based upon 77,355,796 shares of Common Stock outstanding as of May 13, 2016.

(b) The Reporting Person has the sole power to vote or direct the vote of 6,052,756 shares of Common Stock; has the shared power to vote or direct the vote of 909,796 shares of Common Stock; has the sole power to dispose or direct the disposition of

CUSIP No. 29881X100	Schedule 13D	4

6,052,756 shares of Common Stock; and has the shared power to dispose or direct the disposition of 909,796 shares of Common Stock.

(c) The Reporting Person has not effected any other transactions regarding the Common Stock within the last 60 days, except for the transaction described in Item 3 hereof.

(d) Not applicable.

(e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

None.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

Not applicable.

CUSIP No. 29881X100	Schedule 13D	5

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

\s\ John N. Hatsopoulos
John N. Hatsopoulos, Chairman

Date: May 13, 2016